For the fiscal year ended November 30, 2000
File number: 811-03175
Prudential Sector Funds, Inc.
Prudential Health Sciences Fund

                       Sub-Item 77J

           Reclassification of Capital Accounts

                                                        The Company accounts
and reports distributions to shareholders in accordance with "Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gains, and Return of Capital Distributions by Investment Companies". For the year ended November 30, 2000, the Fund reclassified current net operating losses and redemptions utilized as distributions for federal income tax purposes by decreasing undistributed net investment loss by $2,030,904, decreasing accumulated net realized gain on investments and foreign currency transactions by $9,470,896 and increasing paid-in capital in excess of par by $7,439,992. Net investment loss, net realized gains and net assets were not affected by this change.